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SECU[RITIES AND EXCHANGE COMMI]SSION

10033210

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 28 2011
Washington DC
110

SEC FILE NUMBER
8- 3716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/10 (MM/DD/YY) AND ENDING 10/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scotia Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza -- 165 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Olsen 212-225-6705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ch. 0
1/4/12

OATH OR AFFIRMATION

I, Joseph Olsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scotia Capital (USA) Inc., as of October 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

JESSICA RAMIREZ
Notary Public - State of New York
No. 01RA6152566
Qualified in New York County
My Commission Expires December 28, 2014



12/21/11

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Registered Public Accounting firm's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Scotia Capital (USA) Inc.:

We have audited the accompanying statement of financial condition of Scotia Capital (USA) Inc., (the Company) (a wholly owned subsidiary of Scotia Capital Inc.) as of October 31, 2011, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scotia Capital (USA) Inc. as of October 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

December 21, 2011

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Financial Condition

October 31, 2011

Assets

Cash and cash equivalents	$ 171,052,085
Cash on deposit with clearing organizations	18,114,734
Securities segregated under federal and other regulations	19,486,370
Receivable from brokers, dealers, and clearing organizations	5,008,436,550
Securities purchased under agreements to resell (fair value of collateral $102,767,096)	102,242,438
Receivable from customers	10,905,520
Securities owned, at fair value	614,687,745
Derivative instrument, at fair value	15,582,913
Accrued interest receivable	5,889,073
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,371,506	1,089,157
Other assets	45,902,696
Total assets	$ 6,013,389,281

Liabilities and Stockholder's Equity

Liabilities:	
Payable to brokers, dealers, and clearing organizations	$ 4,130,711,636
Payable to customers	320,020
Securities sold, not yet purchased, at fair value	959,339,546
Accrued interest payable	3,982,766
Accounts payable, accrued expenses, and other liabilities	67,164,651
	5,161,518,619
Commitments and contingencies	
Subordinated borrowings	450,000,000
Stockholder's equity:	
Common stock par value, $10 per share. Authorized, issued, and outstanding 3,000 shares	30,000
Additional paid-in capital	69,010,000
Retained earnings	332,830,662
Total stockholder's equity	401,870,662
Total liabilities and stockholder's equity	$ 6,013,389,281

See accompanying notes to financial statements.

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Income

Year ended October 31, 2011

Revenues:		
Underwriting fees	$	70,764,930
Agency fees from affiliates		50,882,565
Commissions		34,931,925
Interest		60,817,215
Fee income		11,726,209
Principal transactions		(34,583,020)
Other		1,902,555
Total revenues		196,442,379
Expenses:		
Employee compensation and benefits		65,792,041
Interest		29,665,828
Communications and data processing		6,459,020
Occupancy and equipment		1,936,818
Floor brokerage, clearance, and exchange fees		4,132,695
Other		21,486,011
Total expenses		129,472,413
Income before provision for income taxes		66,969,966
Provision for income taxes		27,544,985
Net income	$	39,424,981

See accompanying notes to financial statements.

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Changes in Stockholder's Equity

Year ended October 31, 2011

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at October 31, 2010	$	30,000	69,010,000	293,405,681	362,445,681
Net income		—	—	39,424,981	39,424,981
Balance at October 31, 2011	$	30,000	69,010,000	332,830,662	401,870,662

See accompanying notes to financial statements.

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors

Year ended October 31, 2011

Balance at October 31, 2010	$ 75,000,000
Increases	375,000,000
Decreases	—
Balance at October 31, 2011	$ 450,000,000

See accompanying notes to financial statements.

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Cash Flows

Year ended October 31, 2011

Cash flows from operating activities:	
Net income	$ 39,424,981
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	183,703
Deferred taxes	(1,623,008)
Decrease (increase) in operating assets:	
Cash on deposit with clearing organizations	(3,600,000)
Securities segregated under federal and other regulations	(11,492,242)
Net receivable from brokers, dealers, and clearing organizations	(217,698,841)
Net receivable from customers	2,478,826
Securities purchased under agreements to resell	29,067,937
Securities owned, at fair value	(257,117,735)
Derivative instrument, at fair value	(6,891,695)
Accrued interest receivable	(2,684,913)
Other assets	6,279,288
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased, at fair value	182,272,260
Accrued interest payable	2,504,743
Accounts payable, accrued expenses, and other liabilities	20,913,861
Net cash used in operating activities	(217,982,835)
Cash flows from investing activity:	
Purchase of furniture, equipment, and leasehold improvements	(58,767)
Net cash used in investing activity	(58,767)
Cash flows from financing activity:	
Proceeds from subordinated borrowings	375,000,000
Net cash provided by financing activity	375,000,000
Net increase in cash and cash equivalents	156,958,398
Cash and cash equivalents at beginning of year	14,093,687
Cash and cash equivalents at end of year	$ 171,052,085
Supplemental cash flow disclosures:	
Income tax payments	$ 30,766,658
Interest payments	27,083,034

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Scotia Capital (USA) Inc. (the Company) is a wholly owned subsidiary of Scotia Capital Inc. (the Parent), a Canadian investment dealer whose ultimate parent is the Bank of Nova Scotia (the Ultimate Parent). The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), the New York Stock Exchange as well as other Exchanges and the National Futures Association (NFA). The Company's primary business activities are trading in Canadian and U.S. securities primarily on a RVP/DVP basis and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors.

Cash and cash equivalents include demand deposits held in banks and overnight federal funds sold ninety days or less.

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. Securities transactions of the Company are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are carried at fair value. Interest income and expense are recorded on an accrual basis.

Obligations under agreements to repurchase securities and securities purchased under resale agreements are treated as collateralized financing transactions. The liabilities and assets which result from these agreements are recorded in the accompanying statement of financial condition at the amounts at which the securities were sold or purchased, respectively. Where such agreements are entered into to finance or borrow securities that form part of the Company's securities inventory, the market values of the related securities are included in securities owned or securities sold, not yet purchased, respectively.

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Underwriting revenues and fees from mergers and acquisitions are recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement.

The Company provides for income taxes in accordance with the asset and liability method of accounting. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

The Company accounts for its derivative instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815, *Derivatives and Hedging* (FASB ASC 815). FASB ASC 815 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. The Company has a total return equity swap

(Continued)

contract with the Ultimate Parent to provide them with exposure to a basket of equity securities. The Company records this derivative as a freestanding trading instrument and does not apply hedge accounting. The change in fair value of derivatives classified as trading instruments is recorded under the caption principal transactions in the statement of income. The Company recognizes all derivatives on the balance sheet as assets or liabilities measured at fair value.

Depreciation and amortization of furniture, equipment, and leasehold improvements are provided on a straight-line basis with first and last year half-year convention over the useful lives of the related assets.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(a) Recently Adopted Accounting Standards

In April 2011, the FASB issued new guidance regarding the evaluation of certain terms in repurchase agreements which impact the determination of whether a repurchase arrangement should be accounted for as a secured borrowing or a sale. The new guidance removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially agreed terms, even in the event of default by the transferee. This new guidance is effective prospectively for any of our applicable transactions, or modifications of existing transactions, that occur on or after January 1, 2012. We do not anticipate that this new guidance will have any significant impact on our financial statements.

In May 2011, the FASB issued new guidance amending the existing pronouncement related to fair value measurement. This new guidance primarily expands the existing disclosure requirements for fair value. Specifically, the new guidance mandates the following additional disclosures: 1) the amount of any transfers between Level 1 and Level 2 of the fair value hierarchy, 2) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement of Level 3 instruments, 3) a qualitative discussion of the sensitivity of the fair value to changes in unobservable inputs and any inter-relationships between those inputs that magnify or mitigate the effect on the measurement of Level 3 instruments and 4) the level within the fair value hierarchy, of items that are not measured at fair value in the statement of financial condition but whose fair value must be disclosed. This new guidance is effective for us prospectively beginning January 1, 2012. We expect the adoption of this new guidance will result in an increase of certain of our financial statement disclosures, but the adoption will not have any impact on our financial position or results of operations.

(2) Related-Party Transactions

The Company acts as agent for the Ultimate Parent and its affiliates to market certain products in the United States of America on its behalf. In connection with these activities, revenues of $50,882,565 for the year ended October 31, 2011 are included in the accompanying statement of income under the caption

(Continued)

agency fees from affiliates. Included in the accompanying statement of income under the revenue caption interest is interest earned from affiliates of $1,213,234 in connection with securities borrowed/loan transactions and under the expense caption is interest expense of $4,272,837 in connection with securities borrowed/loaned transactions for the year ended October 31, 2011. Included in other assets are receivables from the Parent of $4,162,648 primarily associated with fees collected on the Company's behalf, receivables from the Ultimate Parent of $8,292,734 primarily associated with the reimbursement of general and administrative expenses and receivables from affiliates of $652,988 also primarily associated with the reimbursement of general and administrative expenses. Included in accounts payable, accrued expenses, and other liabilities are payables to the Parent of $2,903,615 primarily associated with fees owed and Ultimate Parent of $10,973,256 primarily related to a loan, and fees and expenses due the Ultimate Parent for intercompany costs associated with benefit plans administered by the Ultimate Parent. In addition, included in accounts payable, accrued expenses, and other liabilities are payables to affiliates of $576,671 associated with securities loaned and subordinated loan interest. A receivable from the Ultimate Parent of $15,582,913 in connection with a total return equity swap is presented as derivative instrument, at fair value. Receivable from and payable to brokers, dealers, and clearing organizations includes a receivable from the Parent of $2,452,691,434, Ultimate Parent of $1,255,940 and affiliates of $1,977,124 and a payable to the Parent of $1,591,967,714, Ultimate Parent of $106,073,856 and affiliates of $245,000. Securities purchased under agreements to resell of $102,242,438 are with the Ultimate Parent.

(3) Securities Segregated under Federal and Other Regulations

At October 31, 2011, the Company had qualified securities in the amount of $19,486,370 segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (the SEC).

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at October 31, 2011 consist of the following:

		Receivable	Payable
Securities failed to deliver/receive	$	52,077,015	39,483,180
Receivable from/payable to brokers and dealers		4,616,593	19,012,389
Securities borrowed/loaned		4,951,742,942	4,072,216,067
	$	5,008,436,550	4,130,711,636

The fair value of the securities borrowed/loaned approximate fair value.

(5) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading securities carried at fair value as follows:

	Owned	Sold not yet purchased
U.S. and Canadian government obligations	$ 63,690,357	114,782,093
Canadian provincial obligations	161,887,538	101,196,408
Corporate debt obligations	285,225,050	231,501,031
Common stock and Options	485,180	428,309,111
Other foreign government obligations	103,399,620	83,550,903
	$ 614,687,745	959,339,546

(6) Derivative Instrument, at Fair Value

As of October 31, 2011, the Company had one total return equity swap with the Ultimate Parent with a notional amount of approximately $412,256,957 and a fair value of $15,582,913. The transaction matures in August 2012. The Company has recorded this derivative as a freestanding trading instrument and does not apply hedge accounting. The derivative provides the Ultimate Parent with exposure to a basket of equity securities, in exchange for which the Company receives a floating rate of interest based on one-month LIBOR.

(7) Unused Credit Facility

The Company has an unused credit facility with the Ultimate Parent amounting to $500,000,000 as of October 31, 2011, and access to additional funding on a secured basis with other financial institutions.

(8) Subordinated Borrowings

On May 28, 2010, the Company entered into a revolving note and cash subordination agreement (the note) with an affiliate of the Ultimate Parent, amounting to $250,000,000, which was increased to $750,000,000 on February 1, 2011. The note bears a market rate (LIBOR plus 0.80%) of interest on the amount drawn upon and is covered by an agreement accepted by the FINRA, and is thus available in computing net capital under the SEC's uniform net capital rule. The note is scheduled to mature on May 31, 2014 and $450,000,000 was outstanding at October 31, 2011. The interest incurred, which is included in interest expense in the accompanying statement of income, was $3,864,423 for the year ended October 31, 2011.

(9) Employee Benefit Plans

The Company participates in the Ultimate Parent's pension plan (the Plan), which covers substantially all full-time employees. The costs of the Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's assets as they relate to the employees of the Company. Pension costs allocated to the Company, which are included in employee compensation and benefits in the accompanying statement of income, were $1,926,760 for the year ended October 31, 2011.

(Continued)

The Company also maintains a 401(k) salary deferral and profit sharing plan (the 401(k) plan) covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employee's contributions up to a maximum of 4.5% of the employee's salary. The 401(k) plan expense, which is included in employee compensation and benefits in the accompanying statement of income, was $622,948 for the year ended October 31, 2011.

(10) Commitments and Contingencies

The Ultimate Parent provides the Company with office space under an agreement, expiring in 2014, whereby the Company is committed to pay minimum total lease obligations as follows:

2012	$	886,678
2013		886,678
2014		517,229
	$	2,290,585

Occupancy expense paid to the Ultimate Parent under the lease obligations was approximately $1,744,295 for the year ended October 31, 2011.

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its underwriting business. After reviewing these actions with its counsel, management does not believe that the outcome of such actions will have any material effect on its financial position or results of its operations. Included in other expenses is an estimate of approximately $13 million to settle an action relating to the underwriting business.

(11) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under the Rule and the related rules of the FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1. At October 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 1.22 to 1. The Company's net capital was $560,118,526 which was $514,520,052 in excess of its required net capital of $45,598,474 as of October 31, 2011.

The SEC may by order restrict, for a period of up to 20 business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal when aggregated with all other withdrawals of equity capital on a net basis during a 30-calendar-day period exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

(Continued)

(12) Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The components of the provision for income taxes for the year ended October 31, 2011 are as follows:

Current tax provision:		
Federal	$	21,305,988
State and local		7,862,005
Total current tax provision		29,167,993
Deferred tax benefit:		
Federal		(1,031,484)
State and local		(591,524)
Total deferred tax benefit		(1,623,008)
Net income tax expense	$	27,544,985

At October 31, 2011, the deferred tax assets of $5,729,814 were composed of temporary differences due to deferred compensation accruals and depreciation expenses. Although realization is not assured for the above deferred tax assets, management has not recorded a valuation allowance against its deferred tax assets as management believes it is more likely than not that they will be realized through future taxable earnings.

The difference between the statutory rate of 35% and the effective rate of 41% is primarily due to state and local taxes, net of federal benefit, and the tax effect of nondeductible expenses.

FASB ASC 740, *Income Taxes* (FASB ASC 740), prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement. At October 31, 2011, the Company had no unrecognized tax benefits.

The Company remains open to federal, New York State, and New York City examinations for the fiscal years October 31, 2008 and forward.

(13) Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures* (FASB ASC 820), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Pursuant to FASB ASC 820, the fair value of a financial instrument is defined as the amount that would be received to

sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company's securities owned, securities sold, but not yet purchased, and derivative instruments are recorded at fair value on a recurring basis.

FASB ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

(Continued)

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets:				
U.S. and Canadian government obligations	$ 63,690,357	—	—	63,690,357
Canadian provincial obligations	—	161,887,538	—	161,887,538
Corporate debt obligations	—	285,225,050	—	285,225,050
Common stock and options	485,180	—	—	485,180
Other foreign government obligations	—	103,399,620	—	103,399,620
Total securities owned	64,175,537	550,512,208	—	614,687,745
Derivative instrument	—	15,582,913	—	15,582,913
Securities segregated under federal and other regulations	19,486,370	—	—	19,486,370
Total assets at fair value	$ 83,661,907	566,095,121	—	649,757,028
Liabilities:				
U.S. and Canadian government obligations	$ 114,782,093	—	—	114,782,093
Canadian provincial obligations	—	101,196,408	—	101,196,408
Corporate debt obligations	—	231,501,031	—	231,501,031
Common stock	428,309,111		—	428,309,111
Other foreign government obligations	—	83,550,903	—	83,550,903
Total securities sold, not yet purchased	543,091,204	416,248,342	—	959,339,546
Total liabilities at fair value	$ 543,091,204	416,248,342	—	959,339,546

The fair value of our securities was determined using a variety of sources as follows:

For common stock and options, fair value was determined by the closing price of the primary exchanges and is included in Level 1 for those that are actively traded.

For U.S. and Canadian government, Canadian provincial, Corporate debt, and foreign government obligations, the primary source for pricing is derived from dealer and broker quotes and is included in Levels 1 and 2, respectively.

The fair value of our derivative instrument, at fair value was determined primarily using the closing price on the primary exchanges of the basket of equity securities referenced by the derivative contract, and is included in Level 2.

There were no significant transfers in or out of Levels 1 or 2.

(14) Off-Balance-Sheet Credit Risk

As a securities broker and dealer, the Company is engaged in securities trading and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's customer securities activities are processed on a delivery versus payment and receipt versus payment basis. In accordance with industry practice, the Company records these transactions on a settlement-date basis, which is generally one business day for U.S. government securities transactions and three business days for equity and debt securities transactions.

As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts, in which case, the Company may be required to purchase or sell the underlying securities at prevailing market prices. In connection with the Company's customer and proprietary financing and securities settlement activities, the Company pledges securities as collateral in support of various secured financing sources such as bank loans, and securities loaned. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. At October 31, 2011, the market value of securities pledged under these secured financing transactions approximated the amount due, which is recorded as securities loaned in the statement of financial condition.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this $959,339,546 obligation in the accompanying financial statements at the October 31, 2011 fair value of the related securities. The Company will incur a trading loss on the securities if the market price increases, and a trading gain if the market price decreases subsequent to October 31, 2011. In security sales transactions, the Company is subject to risk if the security is not received and the market value has increased over the contract amount of the transaction.

As a securities broker and dealer, the Company is engaged in various securities trading activities and substantially all of the Company's financial assets and liabilities are carried at fair value.

Schedule 1

SCOTIA CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

October 31, 2011

Stockholder's equity	$	401,870,662
Add:		
Subordinated borrowings allowable in computation of net capital		450,000,000
		851,870,662
Deduct:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		1,089,157
Receivables from affiliates		28,563,071
Other		35,022,917
		64,675,145
Aged fail to deliver		1,937,156
Other deductions		98,576,878
		165,189,179
Net capital before haircuts on securities positions		686,681,483
Haircuts on securities:		
Corporate debt obligations		50,182,580
U.S. and Canadian government obligations		2,806,088
Equities		64,246,367
Undue concentration		8,159,479
Other		1,168,443
		126,562,957
Net capital		560,118,526
Computation of basic net capital requirements:		
Minimum net capital required		45,598,474
Excess net capital	$	514,520,052
Computation of aggregate indebtedness:		
Aggregate indebtedness	$	683,976,765
Ratio of aggregate indebtedness to net capital		1.22 to 1

Note: The above computation does not differ materially from the net capital computation as of October 31, 2011 filed by Scotia Capital (USA) Inc. in its Form X-17A-5, Part II with the Securities and Exchange Commission and the Financial Industry Regulatory Authority on November 23, 2011.

See accompanying report of independent registered public accounting firm.

Schedule 2

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Computation for Determination of
Reserve Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

October 31, 2011

Credits:		
Free credit balances and other credit balances in customers' securities accounts	$	320,020
Credit balances in firm accounts that are attributable to principal sales to customers		—
Customers' securities failed to receive		328,878
Other		8,672,274
Total 15c3-3 credits		9,321,172
Debits:		
Debit balances in customers' accounts, excluding unsecured accounts		10,796,465
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		189,415
Failed to deliver of customers' securities not older than 30 calendar days		87,228
Other		—
Total 15c3-3 debits	$	11,073,108
Required deposit:		
Excess of total credits over total debts	$	—
Amount held on deposit in reserve bank account at October 31, 2011		19,486,370

Note: The above computation does not differ materially from the reserve computation as of October 31, 2011 filed by Scotia Capital (USA) Inc. in its Form X-17A-5, Part II with the Securities and Exchange Commission and the Financial Industry Regulatory Authority on November 23, 2011.

See accompanying report of independent registered public accounting firm.

Schedule 3

SCOTIA CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

October 31, 2011

(1)	Market value of customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under SEC Rule 15c3-3	$ —
	(A) Number of items	$ —
(2)	Market value of customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under SEC Rule 15c3-3	$ —
	(A) Number of items	$ —

Note: The above information does not differ materially from the information related to possession or control requirements as of October 31, 2011 filed by Scotia Capital (USA) Inc. in its Form X-17A-5, Part II with the Securities and Exchange Commission and the Financial Industry Regulatory Authority on November 23, 2011.

See accompanying report of independent registered public accounting firm.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Scotia Capital (USA) Inc.:

In planning and performing our audit of the financial statements of Scotia Capital (USA) Inc. (the Company) (a wholly owned subsidiary of Scotia Capital Inc.), as of and for the year ended October 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

December 21, 2011

BRIMBERG & CO., L.P.

(SEC I.D. No. 8-5281)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED OCTOBER 31, 2011

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL